Exhibit 10.23
920 Memorial City Way ● Suite 300 ● Houston, Texas 77024 ● 713-626-8800

November 13, 2023
Dear Al Keifer:
We are pleased to extend you an offer of employment with Cactus Wellhead, LLC. We believe the company can provide an outstanding opportunity for your ongoing professional development, and we are confident in your ability to make a significant contribution to the team.
Your position will be Interim CFO, based in Houston, reporting to Scott Bender. You will be paid an annual base salary of $405,000. As this position is considered “exempt” for federal wage-hour purposes, you will not be eligible for overtime pay for hours worked over 40 in a workweek.
As a full-time employee with Cactus Wellhead, you are eligible for the following:
•Comprehensive benefits package including medical, dental, and vision effective the 1st of the month, following 30 days of employment. Disability, voluntary ancillary benefits, and 401(k) retirement programs are also offered.
•20 Paid Time Off (PTO) days per calendar year, which includes vacation and sick time, pro-rated based on hire date.
•2 Floating Holidays per calendar year. If hired after September 30 of the current year, you will not receive the floating holidays until January of the following year.
•Participation in our Management Incentive Program (MIP) at a Target Rate of 80%. This plan provides for annual bonus payments based on achieving the financial and operational goals of the Company and weighs your personal contributions to the Company, as well. In your position, you are eligible for the Company's Tier 1 Incentive Plan, which includes a 40% stretch on the financial components of the plan. All payments are made at the sole discretion of the Company and the Board's approval. During 2023, you will have the same targets as other Cactus executives currently have. The 2024 target bonus is based on the executive plan but would be measured and paid versus quarter performance. Payment is to be made in July as opposed to after audit delivery (in March 2025) if your service is complete at that point in time.

Your employment with the company is contingent upon successfully completing a background investigation and a drug and alcohol screen. Depending on position, you may also be subject to Motor Vehicle Report screening and physical work or mobility testing. Additionally, this offer is contingent upon a satisfactory review of any covenants related to non-compete agreements that may be currently in force with your current or previous employers.

Employment with Cactus Wellhead, LLC is considered “at will,” meaning that either you or the company may terminate the relationship at any time for any reason, with or without cause or notice. Nothing in this letter is intended or should be construed as a contract, express or implied. This letter supersedes any prior representation or agreement, whether written or oral. This employment letter may not be modified or amended except by a written agreement.

We hope you will find working with Cactus Wellhead, LLC to be a rewarding experience.
Sincerely,
Scott Bender

Cactus Wellhead, LLC

Please accept this offer this offer by November 20, 2023. This offer is void if your response is not received within seven (7) days. Should you have any questions, please do not hesitate to contact Shelley Cook at shelley.cook@cactuswellhead.com.

/S/ Al Keifer____________________________________________________11/13/2023___________________________
Al Keifer                                Date